                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. ___)

                     NAUGATUCK VALLEY FINANCIAL CORPORATION
                     --------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   639067 10 7
                                   -----------
                                 (CUSIP Number)

                                  JOHN C. ROMAN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     NAUGATUCK VALLEY MUTUAL HOLDING COMPANY
                                333 CHURCH STREET
                          NAUGATUCK, CONNECTICUT 06770
                                 (203) 720-5000
 -------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               SEPTEMBER 30, 2004
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box |_|.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.






                         (Continued on following pages)

SCHEDULE 13D

/----------------------/
/CUSIP No. 639067 10 7 /
/----------------------/

--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             NAUGATUCK VALLEY MUTUAL HOLDING COMPANY

             I.R.S. Identification No. TO BE APPLIED FOR

--------------------------------------------------------------------------------
                                                                         ___
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /__/
                                                                         ___
                                                                    (b) /__/

--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS
                      OO
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   ___
        ITEM 2(d) or 2(e)                                                 /__/

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES

--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER           4,182,407
      NUMBER OF
       SHARES       ------------------------------------------------------------
    BENEFICIALLY       8    SHARED VOTING POWER         0
      OWNED BY
        EACH        ------------------------------------------------------------
      REPORTING        9    SOLE DISPOSITIVE POWER      4,182,407
       PERSON
        WITH        ------------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER    0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,182,407
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        ___
       /__/
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             55%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
             HC
--------------------------------------------------------------------------------


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



ITEM 1.  SECURITY AND ISSUER.
         -------------------

      This Schedule 13D relates to the shares of common stock, par value $0.01 per share, of Naugatuck Valley Financial Corporation (the "Issuer" or the "Company"), a federally chartered corporation. The principal executive office of the Issuer is located at 333 Church Street, Naugatuck, Connecticut 06770.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

      This Schedule 13D is being filed by Naugatuck Valley Mutual Holding Company (the "MHC"), a federally chartered mutual holding company. The MHC's principal business is to hold a majority of the Issuer's shares of common stock. The principal office of the MHC is located at 333 Church Street, Naugatuck, Connecticut 06770. During the last five years the MHC has not been convicted in a criminal proceeding nor has the MHC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Attached as Schedule I hereto and incorporated herein by reference is a list containing certain information with respect to each director and executive officer of the MHC (the "Insiders"). To the MHC's knowledge, each of the Insiders is a United States citizen, and none of such Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have the Insiders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

      On September 30, 2004, Naugatuck Valley Savings and Loan (the "Bank") reorganized from the mutual to mutual holding company structure in accordance with the Plan of Reorganization and Minority Stock Issuance, as amended and restated (the "Plan"). Pursuant to the Plan, the Savings Bank converted to stock form and the Issuer and the MHC were established. In connection with the reorganization, the Issuer issued a total of 7,604,375 shares of common stock of which 4,182,407 shares were issued to the MHC in exchange for the MHC's ownership of 100% of the Bank's common stock. All purchases by Insiders were from personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

      The primary purpose of the reorganization was to establish a structure that will result in the raising of additional capital to support future lending and operational growth and may also support possible future branching activities or acquisitions. The reorganization will also enable the Bank's employees and officers to obtain an equity ownership interest in the Bank. The mutual holding company structure permitted the Issuer to sell capital stock, which is a source of capital not available to a mutual savings bank. Because the Issuer only sold a minority of the common stock to the public, the Bank's mutual form of ownership and its ability to remain an independent savings bank and to provide community-oriented financial services is expected to be preserved.

      Although the MHC and the Insiders intend to exercise their rights as stockholders, neither the MHC nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

      In the future, the MHC and/or the Insiders may determine to purchase additional shares of the Issuer's common stock (or other securities of the Issuer) or the MHC and/or the Insiders may determine to sell shares of the Issuer's common stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

      (a) - (b) The MHC beneficially owns (with sole voting and dispositive power) 4,182,407 shares of the Issuer's common stock or 55% of the outstanding shares. The following table provides information about the shares of Company common stock that may be considered to be owned by each Insider as of September 30, 2004. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.

                                                   NUMBER OF      PERCENT OF
                                                    SHARES       COMMON STOCK
        NAME                                        OWNED         OUTSTANDING
        ----                                     -------------  ---------------

        Dominic J. Alegi, Jr....................     9,810 (1)         * %
        Carlos S. Batista.......................    11,300 (2)         *
        Richard M. Famiglietti..................    10,000             *
        Ronald D. Lengyel.......................     5,000             *
        James A. Megacci........................     6,206             *
        William C. Nimons.......................    16,245 (3)         *
        Michael S. Plude........................     1,779 (4)         *
        John C. Roman...........................     6,880 (5)         *
        Lee R. Schlesinger......................     5,055             *
        Camilo P. Vieira........................     2,946 (6)         *
        Jane H. Walsh...........................     7,205 (7)         *

       -----------------------------------
       * Represents less than 1% of shares outstanding.

         (1)  Includes 200 shares held by Mr. Alegi's spouse.
         (2) Includes 300 shares held by Mr. Batista's spouse as custodian under the Uniform Transfers to Minors Act for their daughters and granddaughter.
         (3) Includes 200 shares held by Mr. Nimons' daughter, 200 shares held by Mr. Nimons' son and 7,500 shares held by Mr. Nimons' spouse's IRA.
         (4) Includes 579 shares held by Kaskie Plude & Company LLC and 1,200 shares held by MPJS Real Estate LLC.
         (5)  Includes 70 shares held by Mr. Roman's daughter.
         (6)  Includes 1,839 shares held by Mr. Vieira's spouse's IRA.
         (7)  Includes 1,435 shares held by Ms. Walsh's spouse's IRA.

      (c) Other than the issuance of such shares to the MHC and the purchase of such shares by the Insiders on September 30, 2004, neither the MHC nor the Insiders have effected any transaction in the Issuer's common stock within the past 60 days.

      (d) No person other than the MHC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the MHC as described in Item 5(a)-(b) above.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT
         ----------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

      Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

      Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 NAUGATUCK VALLEY MUTUAL
                                 HOLDING COMPANY


                                 By:  /s/ John C. Roman
                                      -------------------------------------
                                      John C. Roman
                                      President and Chief Executive Officer



Date: October 8, 2004

                                   SCHEDULE I

   DIRECTORS AND EXECUTIVE OFFICERS OF NAUGATUCK VALLEY MUTUAL HOLDING COMPANY
   ---------------------------------------------------------------------------

      The names, business address and present principal occupation of each director, executive officer and controlling person of Naugatuck Valley Mutual Holding Company are set forth below. All persons are citizens of the United States.


NAME                     BUSINESS ADDRESS           PRINCIPAL OCCUPATION
----                     ----------------           --------------------
John C. Roman            333 Church Street          President, Chief Executive Officer and Director of
                         Naugatuck, Connecticut     Naugatuck Valley Financial Corporation, Naugatuck Valley
                                                    Mutual Holding Company and Naugatuck Valley Savings
                                                    and Loan.

Lee R. Schlesinger       333 Church Street          Vice President and Treasurer of Naugatuck Valley Financial
                         Naugatuck, Connecticut     Corporation, Naugatuck Valley Mutual Holding Company
                                                    and Naugatuck Valley Savings and Loan.

Ronald D. Lengyel        333 Church Street          Chairman of the Board of Naugatuck Valley Financial
                         Naugatuck, Connecticut     Corporation, Naugatuck Valley Mutual Holding Company
                                                    and Naugatuck Valley Savings and Loan.

Dominic J. Alegi, Jr.    333 Church Street          Executive Vice President of Naugatuck Valley Financial
                         Naugatuck, Connecticut     Corporation, Naugatuck Valley Mutual Holding Company
                                                    and Naugatuck Valley Savings and Loan.

William C. Nimons        333 Church Street          Senior Vice President of Naugatuck Valley Financial
                         Naugatuck, Connecticut     Corporation, Naugatuck Valley Mutual Holding Company
                                                    and Naugatuck Valley Savings and Loan.

Jane H. Walsh            333 Church Street          Senior Vice President and Director of Naugatuck Valley
                         Naugatuck, Connecticut     Financial Corporation, Naugatuck Valley Mutual Holding
                                                    Company and Naugatuck Valley Savings and Loan.

Carlos S. Batista        333 Church Street          Director of Naugatuck Valley Financial Corporation,
                         Naugatuck, Connecticut     Naugatuck Valley Mutual Holding Company and
                                                    Naugatuck Valley Savings and Loan; Vice President of
                                                    Bristol Babcock, Inc., a manufacturer and supplier of
                                                    products and services to various industries.

Richard M. Famiglietti   333 Church Street          Director of Naugatuck Valley Financial Corporation,
                         Naugatuck, Connecticut     Naugatuck Valley Mutual Holding Company and
                                                    Naugatuck Valley Savings and Loan;
                                                    owner of CM Property Management, a
                                                    property management firm.

James A. Mengacci        333 Church Street          Director of Naugatuck Valley Financial Corporation,
                         Naugatuck, Connecticut     Naugatuck Valley Mutual Holding Company and
                                                    Naugatuck Valley Savings and Loan; owner of James A.
                                                    Mengacci Associates LLC, a consulting firm.

Michael S. Plude         333 Church Street          Director of Naugatuck Valley Financial Corporation,
                         Naugatuck, Connecticut     Naugatuck Valley Mutual Holding Company and
                                                    Naugatuck Valley Savings and Loan;
                                                    certified public accountant and
                                                    managing partner of Kaskie Plude &
                                                    Co., an accounting firm.

Camilo P. Vieira         333 Church Street          Director of Naugatuck Valley Financial Corporation,
                         Naugatuck, Connecticut     Naugatuck Valley Mutual Holding Company and
                                                    Naugatuck Valley Savings and Loan;
                                                    consultant to CM Property
                                                    Management, a property management
                                                    firm.